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                                                         Exhibit 26

                [Tyson Foods, Inc. Letterhead]



                                        April 18, 1994



VIA TELECOPIER
AND FEDERAL EXPRESS

Mr. James L. Keeler
President and Chief Executive Officer
WLR Foods, Inc.
P.O. Box 7000
Broadway, Virginia  22815

Dear Jim:

          On April 14, 1994, we formally requested WLR Foods to call a special shareholders meeting under the Virginia Control Share Act. We view the vote to be taken at such meeting not only as a referendum but also as a means of encouraging you and your board of directors to enter into negotiations with us concerning our acquisition proposal. Your characterization of our proposal as "inadequate" should not preclude negotiations. All aspects of our proposal are open for negotiation.

          We firmly believe that, through negotiations, we can agree upon a transaction that will be enthusiastically supported by your shareholders, board of directors, employees, growers and others. I am therefore again reiterating to you personally our request to enter into negotiations. If we begin negotiations promptly, both of our companies could avoid the unnecessary devotion of significant resources to a proxy contest and prolonged litigation. I believe that, by meeting as soon as possible, we would both be doing what is in the best interests of our companies, their shareholders and the many individuals who are relying upon us.

                                        Very truly yours,

                                        /s/  Don Tyson

                                        Don Tyson
                                        Chairman

cc:  WLR Foods, Inc. Board of Directors

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